

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2019

Allan Jones
Chief Financial Officer
Emaginos, Inc.
13428 Maxella Avenue, #144
Marina Del Rey, California 90292

> **Re: Emaginos, Inc.**
> **Amendment No. 4 on Registration Statement on Form S-1**
> **Filed March 22, 2019**
> **File No. 333-228248**

Dear Mr. Jones:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2019 letter.

Amendment No. 4 on Registration Statement on Form S-1

Interest of Named Experts, page 22

1.   Please correct the disclosed date of the Crowe (TW) CPAs report to be March 21, 2019, the date of their audit opinion on page F-4.

Consent of Independent Registered Public Accounting Firm, page Exh.23.1

2.   We note your response to comment number two and revised consent from your public accounting firm. The consent from your public accounting firm should be revised to clearly indicate they are consenting to the use of their audit report dated March 21, 2019.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Lee Cassidy. Esq.